Echo Global Logistics, Inc.

600 West Chicago Avenue, Suite 725

Chicago, Illinois  60654

April 10, 2015

VIA EDGAR

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Echo Global Logistics, Inc.

Registration Statement on Form S-3

File No. 333-202317

Dear Mr. Dobbie:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Echo Global Logistics, Inc. (“Echo”) respectfully requests that the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-202317) (the “Registration Statement”) be declared effective at 12:00 p.m. (Washington D.C. time), on Tuesday, April 14, 2015, or as soon thereafter as practicable.

In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, Echo acknowledges that:

1.                                      should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.                                      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Echo from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.                                      Echo may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Matthew F. Bergmann at (312) 558-5924 to provide notice of the effectiveness of the Registration Statement.

Respectfully submitted,

/s/ Douglas R. Waggoner
Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.

cc:  Matthew F. Bergmann